EXHIBIT 2

   FOR IMMEDIATE RELEASE

   Contacts:
   Michael Morrell                         Sarah Garvin
   Chairman & CEO                          Chairman & CEO
   Linda Moore                             Physician Health
   Corporation
   Senior Vice President                   770-225-1669
   Medical Industries of America, Inc.
   561-737-2227

   Dodi Zirkle                             Heather Hennessy
   Continental Capital & Equity Corp       Noonan/Russo
   Communications
   407-682-2001, ext. 129 (investors)      212-696-4455, ext. 274
   (media)
   dodi@insidewallstreet.com               news@noonanrusso.com

MEDICAL INDUSTRIES OF AMERICA, INC. AND PHYSICIAN HEALTH CORPORATION SIGN DEFINITIVE AGREEMENT TO MERGE -Combined Company to be Named MedSurg Ancillaries, Inc.-

Boynton Beach, FL and AtlantaoAugust 4, 1998oMedical Industries of America, Inc. (Nasdaq: MIOA) and privately held Physician Health Corporation (PHC) announced today that they have executed a definitive agreement to merge and name the combined company MedSurg Ancillaries, Inc.

The merger is expected to be accretive to the combined companies' aggregate earnings in 1999, based on the assumptions made by the respective managements of PHC and MIOA. From unaudited results reported for the first quarter ended March 31, 1998, combined first quarter revenues were approximately $32 million, with total assets of $174 million and total shareholders' equity of $82.6 million. At March 31,1998, the combined company had approximately 50,548,000 unaudited pro forma weighted average shares outstanding. The merger is expected to close early in the fourth quarter of 1998 subsequent to shareholder approval.

Michael F. Morrell, Chairman and Chief Executive Officer of MIOA, said, "MedSurg's goal will be to increase its share of the multi-billion dollar out-patient ancillary services market. We believe the combined company will be positioned to take advantage of expansion opportunities in the current local markets of PHC and MIOA and to deliver a broad range of ancillary medical services by building upon its network of more than 3,100 healthcare providers.


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At the same time, we believe that the merger will result in certain economies of scale and new cross-marketing opportunities. Following the merger, MedSurg's primary goals will include accelerating its development of ancillaries, raising its visibility with physician partners and third party payors, and building strategic alliances that complement its existing ancillary models."


"We are pleased that Sarah C. Garvin, PHC's current Chairman and Chief Executive Officer, will become the Chairman and Chief Executive Officer of MedSurg Ancillaries," continued Mr. Morrell. "Sarah brings to MedSurg her many years of experience in the healthcare industry and her expertise in working with physicians and physician affiliated ancillaries. We share similar goals, philosophies and a strong commitment to shareholder value."

As a result of the merger, Mr. Morrell will become Executive Vice President of MedSurg Ancillaries and continue to serve as Chief Executive Officer of the MIOA companies that will become a separate operating entity within MedSurg. Thomas M. Rodgers, Chief Financial Officer of PHC, will continue in this capacity at MedSurg. Board nominees are expected to include Ms. Garvin, four other members nominated by PHC, Mr. Morrell, and Paul C. Pershes, President of MIOA. J. Michael Ribaudo, MD, is also expected to serve on the Board and act as the President of the physician partners ancillary division and Chief Executive Officer of the St. Louis region. The election of directors is subject to shareholder approval. MedSurg will be headquartered in Atlanta, GA, and the companies do not anticipate layoffs as a result of this transaction.

Sarah C. Garvin, Chairman, President and CEO of PHC, said, "We are delighted to be moving forward on this merger, which we believe will position our combined company to take advantage of opportunities that technological and demographic changes are creating in the healthcare market. We believe that the combined strength of the MedSurg management team will give us the ability to more rapidly achieve our goals of developing new ancillaries and to help elevate the quality of care in our existing local markets."

"Over the past 18 months, PHC's annualized revenue run rate has grown from $3 million to approximately $115 million," continued Ms. Garvin. "We expect that this momentum will help enable us to capitalize on what we see as a continuing shift from in-patient hospital services to more cost-effective, out-patient diagnostic and treatment centers."

Pursuant to the Merger Agreement, PHC common shareholders will receive 1.91 common shares of MedSurg for each common share of PHC. All of PHC's convertible preferred stock will be exchanged into preferred stock of MedSurg, and the conversion ratio of the preferred stock will be adjusted to reflect the 1.91 exchange ratio. PHC shareholders, on a fully diluted basis, are expected to hold approximately 74 percent of the combined company. The proposed combination, which will be accounted for as a purchase, is expected to be tax free for PHC shareholders.


The respective Board of Directors for MIOA and PHC have both approved the merger. The Annual Shareholders Meeting for MIOA is anticipated to be scheduled early in the fourth quarter of 1998.

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
MIOA common stock currently trades on the Nasdaq SmallCap Market;
however, MedSurg is expected to pursue the possibility of listing on the Nasdaq National Market. The Merger Agreement provides for: the approval of the National Association of Security Dealers (NASD) for listing on the Nasdaq SmallCap Market; approval from the shareholders of both companies; MIOA obtaining a $3.0 million loan from PHC on or before August 14, 1998; the ability to terminate by either MIOA or PHC if the average MIOA stock price under certain conditions is less than $1.50, subject to certain upward adjustments, or greater than $4.00 per share; and other customary conditions.

BancAmerica Robertson Stephens acted as financial advisor to MIOA in connection with the transaction, and in such capacity rendered a fairness opinion to the MIOA Board of Directors.

With nearly 1,200 employees, Physician Health Corporation has ancillary services and physician partners located primarily in Orlando, Fla; Cincinnati, OH; Dallas/Ft. Worth, TX; Memphis, TN; Atlanta, GA and St.Louis, MO. The company owns and manages ancillary services including out-patient surgery centers, radiation centers, oncology and cardiovascular centers and sleep labs, and is in the process of developing other ancillaries. The company has grown through strategic partnerships with physicians.

Medical Industries of America, Inc. operates medical ancillary services businesses and is expanding the delivery of diversified medical technologies, products and services. The company provides diagnostic and therapeutic healthcare services to the surgical and medical community through its mobile cardiac catheterization services to hospitals, pain rehabilitation and sleep centers. The company owns and operates an international air ambulance service, pharmaceutical distribution and infusion services. The company also manages and operates multi-specialty group practices.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Those statements which are not historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties, including but not limited to, risks associated with MedSurg's ability to compete effectively following the merger, MedSurg's ability to accelerate its development of ancillaries and raise its visibility with physicians and third party payors, MedSurg's ability to build strategic alliances that compliment its ancillary models, the results of the NASD's review with respect to Nasdaq SmallCap listing, whether or not the shift from in-patient hospital services to out-patient diagnostic and treatment centers will continue, the uncertainty of future financial results, additional financing requirements, development of new products, regulatory approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties, including those detailed in MIOA's filings with the Securities and Exchange Commission.

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Editor's Note: This press release, as well as management bios and fact sheet, is available at www.noonanrusso.com and www.insidewallstreet.com.